Exhibit 16.1


November 14, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

We have read Item 4 of Form 8-K dated November 12, 2003, of Alternative Technology Resources, Inc. and are in agreement with the statements in the four paragraphs contained in Item 4(a) on the page therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


                                             /s/ Ernst & Young LLP